UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June, 2024
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of São Paulo - SABESP

(Translation of Registrant’s name into English)

Rua Costa Carvalho, 300

05429-900 São Paulo, SP, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐      No ☒

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

SABESP ANNOUNCES THE EXISTENCE OF A REFERENCE INVESTOR

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP (the “Company”) (B3: SBSP3; NYSE: SBS) on June 21, 2024, filed a registration statement with the Brazilian Securities Commission and the U.S. Securities and Exchange Commission (the “Commission”), respectively, in respect of a global offering that consists of an international offering outside Brazil and a concurrent public offering in Brazil (the “Global Offering”) of common shares of the Company (the “Shares”), including Shares represented by American Depositary Shares, evidenced by American Depositary Receipts.

As described in the preliminary prospectus filed with the Commission, the State of São Paulo (the “Selling Shareholder”) initiated a process to select a reference investor to purchase a certain number of common shares from the Selling Shareholder, contingent on satisfaction of a minimum price condition.

The qualification stage for the selection of a finalist reference investor by the Selling Shareholder has been completed. We have been informed by the Selling Shareholder that a single reference investor has qualified as a finalist and will be subject to the bookbuilding process. This finalist reference investor is a consortium led by Equatorial Energia S.A., a Brazilian energy distribution company. The price submitted by the consortium is R$67.00 per share, which would result in a total investment of approximately R$6.9 billion. On or around the closing of the Global Offering, the finalist reference investor, if any, will enter into an investment agreement with the Selling Shareholder substantially in the form set out in the Exhibit hereto.

The Company will inform its shareholders and the market regarding any further developments with respect to the Global Offering in accordance with applicable regulations.

São Paulo, June 28, 2024.

Catia Cristina Teixeira Pereira

Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

INCORPORATION BY REFERENCE

This report shall be deemed to be incorporated by reference in our registration statement on Form F-3 filed with the Commission on June 21, 2022 (File No. 333-280420), and shall be deemed to be a part thereof from the date on which this report is furnished to the Commission, to the extent not superseded by documents or reports subsequently filed or furnished to the Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report in the Form of 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

By:	/s/ Andre Gustavo Salcedo Teixeira Mendes
	Name:	Andre Gustavo Salcedo Teixeira Mendes
	Title:	Chief Executive Officer

By:	/s/ Catia Cristina Teixeira Pereira
	Name:	Catia Cristina Teixeira Pereira
	Title:	Chief Financial Officer and Investor Relations Officer

June 28, 2024

EXHIBIT

Exhibit Number	Document Description
10.1	Investment Agreement